UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File No. 001-35054
_____________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Marathon Petroleum
Thrift Plan
Index
December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the Marathon Petroleum Thrift Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplementary information listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditor since 2011.

Houston, Texas
June 26, 2019

Marathon Petroleum
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$2,637,981,093	$2,703,883,673
Fully benefit-responsive investment contract, at contract value	356,953,028	441,549,209
Total Investments	2,994,934,121	3,145,432,882

Notes receivable from participants	76,930,148	75,781,889
Employer Contributions	11,069,391	10,400,887
Other	230,304	326,425
Total Assets	$3,083,163,964	$3,231,942,083
Net Assets Available for Benefits	$3,083,163,964	$3,231,942,083
The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions
Additions to net assets attributed to
Investment loss
Net decrease in fair value of investments	$(237,319,715)
Interest	7,731,175
Dividends	40,747,392
Total investment loss	(188,841,148)

Interest income from notes receivable from participants	2,938,846

Contributions
Participants	163,537,429
Employer	121,149,869
Rollovers	56,691,933
Total contributions	341,379,231
Total additions	155,476,929

Deductions
Deductions from net assets attributed to
Benefits paid to participants	300,532,840
Plan expenses	3,722,208
Total deductions	304,255,048

Decrease in assets available for benefits	(148,778,119)

Net assets available for benefits
Beginning of year	3,231,942,083
End of year	$3,083,163,964

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2018 and 2017

1.	Description of Plan
The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution retirement plan sponsored by Marathon Petroleum Company LP ("Company"). The Plan generally covers employees of the Company and other related employers who have elected to participate in the Plan. Eligible employees may participate in the Plan by electing to make contributions in accordance with procedures established by the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a safe harbor type plan under Section 401(k)(12) of the Internal Revenue Code of 1986, as amended ("Code").
Contributions
Participants may contribute a total of up to 75 percent of eligible pay to the Plan in the form of pre-tax, Roth, after-tax and catch-up contributions. Only those participants who are at least age 50 during the Plan Year may make catch-up contributions. Participants who are “highly compensated employees,” within the meaning of Section 414(q) of the Code, are not eligible to make after-tax contributions. All contributions are subject to Plan restrictions and limitations under the Code, including the annual compensation limit under Section 401(a)(17) of the Code. Participants may also make rollover contributions or direct-plan transfer contributions in accordance with the terms of the Plan.

The Company makes matching contributions on eligible participant contributions up to a maximum of 6 percent of eligible pay at the rate of $1.17 per dollar contributed. Further, the Company also makes contributions on behalf of eligible Speedway LLC employee participants in an amount equal to 3.5 percent of their eligible pay.

Valuation of Participant Accounts
Each participant’s Plan account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are fully and immediately vested in their contributions and Company matching contributions made on or after January 1, 2016, plus actual earnings thereon. For Company matching contributions made prior to January 1, 2016, participants generally become fully vested in these Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Marathon Petroleum Retirement Plan of the Company; upon the death of an active participant; after three years of service with the Company or its affiliates; upon attainment of age 65; or upon termination or partial termination of the Plan.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2018 and 2017

Participant Loans
Participants may borrow from their Plan accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Beginning with the 2017 Plan Year, the maximum allowed outstanding loans was reduced from five to four per participant. Further, in the 2018 Plan Year, participants can have no more than three loans outstanding and beginning with the 2019 Plan Year and beyond, participants can have no more than two loans outstanding. The loans are collateralized by the balance in the participant’s account and bear interest rates that currently range from 3.25 percent to 9.94 percent, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through ACH payments for participants not receiving pay and retirees.
Payment of Benefits
A participant whose employment is terminated may elect to receive a lump-sum distribution of the participant’s account. Alternatively, a participant may elect to defer the commencement of benefits until a date no later than April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired participant or a spouse beneficiary may withdraw all or any portion of the remaining balance in his or her account subject to certain restrictions. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiaries, subject to certain requirements and restrictions.
Forfeitures
Non-vested participants who terminate employment with the Company and its affiliates will forfeit their pre-2016 Company matching contributions and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan or (2) they do not return to employment with the Company or any of its affiliates within five years of termination. Forfeited Company matching contributions and earnings thereon are eligible for reinstatement, should a participant return to employment with the Company or any of its affiliates prior to the limitation provided for under the Plan. As of December 31, 2018 and 2017, forfeited non-vested accounts totaled $190,951 and $103,944, respectively. Total forfeitures used to reduce certain Plan fees in 2018 totaled $352,273.
Investment Options
A participant may direct the investment of the contributions allocated to the participant's Plan account in any of the Plan's investment options.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2018 and 2017

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fully benefit responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. All other investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded since delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Administration of Plan Assets
All costs, expenses and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participant accounts are charged or credited to the participant accounts by Fidelity Management Trust Company (“Fidelity” or the “Trustee”).
The Stable Value Fund (the “Fund”) is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan participants who have any of their Plan account invested in the Fund. The total amount of fees charged for 2018 in connection with the Fund was $971,602.
Recently Issued Accounting Standards
In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards ("ASU") No. 2018-09, "Codification Improvements". ASU No. 2018-09 requires prospective application and is effective January 1, 2019, with early adoption permitted. This standard reflects several provisions, with the relevant amendment to the Plan being the disclosure requirements relating to stable value common collective trust funds. This accounting standard has no impact on the Plan's disclosures.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2018 and 2017

3.	Fair Value Measurements
The FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosures ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•	Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date; and

•
Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, except for fully benefit-responsive investment contracts, which are reported at contract value. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2018 and 2017.

Common stocks – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value (“NAV”) of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which the investments are traded, and is considered Level 1.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2018 and 2017

Common Collective Trusts (“CCTs”) – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. The investments are mainly publicly traded. This investment is considered Level 2.

The CCTs are the Fidelity Institutional Asset Management Lifecycle (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and 2060) Commingled Pools, the Low Price Commingled Pool, the Growth Commingled Pool, International Discovery Commingled Pool and the Contrafund Commingled Pool. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in diversified portfolios of equity, fixed income, and/or short-term products and may use futures, options, swaps, and exchange-traded funds to remain fully invested.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	1,000,577,692	—	—	$1,000,577,692
Common/collective trusts	—	1,136,946,880	—	$1,136,946,880
Self-directed Brokerage Accounts*	93,634,158	—	—	$93,634,158
Marathon Petroleum Corporation ("MPC") Common Stock	396,021,111	—	—	$396,021,111
Marathon Oil Corporation ("MRO") Common Stock	10,801,252	—	—	$10,801,252
Total investments at fair value	$1,501,034,213	$1,136,946,880	$—	$2,637,981,093

*	Includes interest-bearing cash

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	1,156,446,140	—	—	$1,156,446,140
Common/collective trusts	—	1,149,491,542	—	$1,149,491,542
Self-directed Brokerage Accounts*	93,064,852	—	—	$93,064,852
MPC Common Stock	290,251,384	—	—	$290,251,384
MRO Common Stock	14,629,755	—	—	$14,629,755
Total investments at fair value	$1,554,392,131	$1,149,491,542	$—	$2,703,883,673

*	Includes interest-bearing cash

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2018 and 2017

4.	Stable Value Fund
At December 31, 2018 and 2017, the Plan held Synthetic Investment Contracts ("SICs") of $346,168,788 and $428,218,711, respectively, recorded at contract value. Of the remaining assets of $10,784,240 and $13,330,498 held by the Fund at December 31, 2018 and 2017, respectively, $10,212,946 and $15,054,384, respectively, are invested in cash equivalents and stated at amortized cost, which approximates fair value. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value.

Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.
A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including, but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs, or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable at this time.

5.	Party-in-Interest Transactions
Transactions involving shares of Marathon Petroleum Corporation ("MPC") common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from MPC. During 2018, all shares of MPC common stock were purchased on the open market. At December 31, 2018 and 2017, the Plan held 6,711,085 and 4,399,081 shares of MPC common stock, respectively, with a fair value of $396,021,111 and $290,251,384, respectively, and a cost basis of $381,864,859 and $178,791,383, respectively.
Certain Plan investments, amounting to $1,730,887,174 and $1,844,946,404 at December 31, 2018 and 2017, respectively, are units of funds managed by the Trustee. In addition, there is a brokerage link fund managed by Fidelity. The Trustee also provides certain accounting and administrative services to the Plan for a negotiated fee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2018 and 2017

6.    Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of the Code and ERISA. In the event of Plan termination, participants will become 100 percent vested in their Plan accounts.

7.	Tax Status
The Plan, as amended and restated effective as of January 1, 2016, received a favorable determination letter from the Internal Revenue Service (“IRS”) dated April 11, 2017 indicating that the Plan is tax qualified in form under Section 401(a) of the Code. Although the Plan has since been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is tax qualified and that the Plan's related trust is tax-exempt.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2018 and December 31, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examination for the years prior to 2015.

8.    Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9.	Subsequent Events
On October 1, 2018, MPC closed on its acquisition of Andeavor. Employees of Andeavor and its affiliates continued to participate in the Andeavor 401(k) Plan and the Andeavor Retail 401(k) Plan through December 31, 2018. Effective January 1, 2019, those employees, who are now employees of the Company and its affiliates, became eligible to participate in the Plan. Effective April 30, 2019, the Andeavor 401(k) Plan and the Andeavor Retail 401(k) Plan were merged into the Plan.

Effective January 14, 2019, Jonathon M. Osborne, Director, Compensation and Benefits of the Company, was appointed Plan Administrator of the Plan.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Marathon Petroleum Corporation	Marathon Petroleum Corporation Common Stock - 6,711,085 shares		$396,021,111
	Marathon Oil Corporation	Marathon Oil Corporation Common Stock - 753,225 shares		10,801,252

	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company - 2,054,996 shares		$20,673,264
*	Fidelity Extended Market Index Fund	Investment Company - 1,820,029 shares		96,679,945
*	Fidelity International Discovery Pool	Investment Company - 3,705,577 shares		40,576,068
*	Fidelity 500 Index Adv Is	Investment Company - 3,440,771 shares		299,691,144
*	Fidelity International Index IPR	Investment Company - 3,886,969 shares		141,291,324
*	Fidelity Investments MM Government	Investment Company - 35,604,617 shares		35,604,617
*	Fidelity Low-Priced Stock Pool	Investment Company - 5,343,368 shares		68,288,243
*	Fidelity Growth Company Pool	Investment Company - 9,773,727 shares		178,272,787
*	Fidelity Contrafund Pool	Investment Company - 7,898,680 shares		123,693,322
*	FIAM Target Date 2055 Commingled Pool Class S	Investment Company - 2,872,159 shares		48,338,439
*	FIAM Target Date 2060 Commingled Pool Class S	Investment Company - 950,889 shares		10,726,027
*	FIAM Target Date Income Commingled Pool Class S	Investment Company - 473,512 shares		6,444,501
*	FIAM Target Date 2005 Commingled Pool Class S	Investment Company - 197,216 shares		2,867,527
*	FIAM Target Date 2010 Commingled Pool Class S	Investment Company - 307,501 shares		4,809,314
*	FIAM Target Date 2015 Commingled Pool Class S	Investment Company - 1,315,178 shares		20,727,208
*	FIAM Target Date 2020 Commingled Pool Class S	Investment Company - 5,617,240 shares		86,617,837
*	FIAM Target Date 2025 Commingled Pool Class S	Investment Company - 6,673,273 shares		106,638,898
*	FIAM Target Date 2030 Commingled Pool Class S	Investment Company - 7,420,714 shares		116,653,619
*	FIAM Target Date 2035 Commingled Pool Class S	Investment Company - 5,878,581 shares		94,821,516
*	FIAM Target Date 2040 Commingled Pool Class S	Investment Company - 5,322,601 shares		84,363,222
*	FIAM Target Date 2045 Commingled Pool Class S	Investment Company - 4,936,560 shares		78,639,398
*	FIAM Target Date 2050 Commingled Pool Class S	Investment Company - 4,108,920 shares		64,468,954

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
	Dodge and Cox Income	Investment Company - 4,861,788 shares		64,467,305
	Vanguard Value Index Inst	Investment Company - 1,448,353 shares		55,283,636
	Baird Mid Cap Inst	Investment Company - 1,446,648 shares		25,634,603
	DFA Emerging Markets Value	Investment Company - 1,724,430 shares		46,300,947
	Vanguard Small Cap Index Inst	Investment Company - 818,091 shares		51,719,706
	Vanguard Total Bond Market Is Pl	Investment Company - 12,845,653 shares		134,237,078
	WF SPL Mid CP Val R6	Investment Company - 892,951 shares		28,994,123

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
	Stable Value Contract Carriers
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-111	2.13%		63,123,603
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013	2.13%		31,589,143
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627813	2.13%		45,684,257
	TransAmerica Premier Life	Actively Managed Global Wrap**
	Wrapper Contract MDA01324TR-00	2.13%		76,119,395
	Prudential Insurance Co. America	Actively Managed Global Wrap**
	Wrapper Contract 062473001	2.13%		76,167,613
	Nationwide Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract FID_MAP_IP-1013	2.13%		39,414,612
	Lincoln National Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract WVW0042F	2.13%		14,070,165
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool Discount rate - 2.20%		10,784,240

	Brokerage Link	Self-Directed Brokerage Accounts		93,634,158

*	Fidelity Management Trust Company	Loans to Plan Participants; 3.25%-9.94%; due 1/1/19 - 12/31/2023	—	76,930,148
	Totals		$—	$3,071,864,269

*	Indicates party-in-interest.

**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

Exhibit Number	Description of the Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 26, 2019	By:	/s/ Jonathon M. Osborne
Jonathon M. Osborne
Plan Administrator